Exhibit 99.1

ZenaTech Expands Drone as a Service (DaaS) for Government and Defense with Offer to Acquire a Virginia-Headquartered Tri-State Land Survey and Engineering Firm Serving Major US Federal Clients

Vancouver, British Columbia, (June 24, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has signed an offer to acquire a Virginia-headquartered land survey and civil engineering firm with operations in three states and expertise serving major US federal government agencies and regional infrastructure programs. Upon completion, this acquisition would mark ZenaTech’s first entry into the states of Virginia, North Carolina, and South Carolina, accelerating the Company’s expansion across the Southeast region of the US.

“This acquisition reinforces our expansion objectives for our DaaS business model to support US federal government, defense, and infrastructure surveying,” said Shaun Passley, Ph.D., ZenaTech CEO. “With an established client base spanning federal agencies and regional construction markets, we are gaining both geographic reach and access to a high-value pipeline of projects where drone-based surveys and inspections can dramatically improve speed and data quality for efficiency and greater precision.”

Founded in 2010 by an industry veteran, the target company delivers full-service land surveying, civil engineering, land planning, and 3D imaging. They hold active contracts with federal and state agencies and provide core infrastructure services such as surveying for highways, bridges, and regulated development projects.

ZenaTech’s Drone as a Service (DaaS) business model offers both business and government customers reduced costs and convenience to utilize drones to streamline legacy processes and manual tasks such as inspections, surveying, maintenance, precision agriculture and inventory management ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs and utilizes ZenaDrone’s multifunction AI autonomous drones.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum

Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.